SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated January 4, 2008

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	3292K	December 31, 2007

dw 1/16

"emailalert@hemscott.co.uk"
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12/31/07 05:47 AM

To "eleanor.besserman@elementis.com"
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cc

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Subject News Alert: Elementis PLC - Total Voting Rights

This Email Alert service is brought to you by Elementis

RNS Number:3292K
Elementis PLC
31 December 2007

Elementis plc ("the Company")

In accordance with the provisions of the Financial Services Authority's Disclosure and Transparency rules, the Company announces that it has an issued and voting share capital of 446,429,414 ordinary shares of 5p each at 31 December 2007. The Company holds no such ordinary shares as treasury shares.

The above figure (446,429,414) may be used by shareholders as the denominator when calculating their interests in the Company for the purpose of determining whether they are required to notify their interest under the FSA's Disclosure and Transparency Rules.

Wai Wong
Company Secretary
020 7408 9303

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